EPSIUM ENTERPRISE LIMITED

March 21, 2025

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F. Street, NE

Washington, D.C., 20549

Re:	EPSIUM ENTERPRISE LIMITED
Registration Statement on Form F-1, as amended (File No. 333- 276313)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), EPSIUM ENTERPRISE LIMITED hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended, be accelerated to and that the Registration Statement become effective at 4:00 p.m., Eastern Time, on March 25, 2025, or as soon thereafter as practicable.

[Signature Page Follows]

Very truly yours,

EPSIUM ENTERPRISE LIMITED

By:	/s/ Son I Tam
Name:	Son I Tam
Title:	Chief Executive Officer